[IT Partners, Inc. letterhead]


                              October 8, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: IT Partners, Inc. -- Registration Statement on Form S-1 filed on August 10, 1998 (File No. 333-61107)

Ladies and Gentlemen:

     IT Partners, Inc. (the "Company") hereby requests to withdraw, pursuant to Rule 477, the Company's Registration Statement on Form S-1, filed on August 10, 1998 (File No. 333-61107). This request is being made because the Company believes that it is not in the best interests of the Company or its stockholders, in light of the current condition of the U.S. capital markets, to issue the Company's equity securities to the public at the present time.


                                  Very truly yours,

                                  /s/ Mark F. Yanson

                                  Mark F. Yanson
                                  Chief Financial Officer
                                  IT Partners, Inc.